Mail Stop 6010

July 25, 2008

Edward M. Rudnic, Ph.D.
President and Chief Executive Officer
MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, MD 20876

Re: MiddleBrook Pharmaceuticals, Inc.
         Preliminary Proxy Statement on Schedule 14A, Filed July 16, 2008
         File No. 0-50414

Dear Dr. Rudnic:

        This is to advise you that we have limited our review of the above referenced
proxy statement to only the issues identified below.

Schedule 14A

1.   Please revise your disclosure to provide for a discussion of the material terms of
        the November 2007 sale of assets to Deerfield Management.

                                    *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with a marked copy of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Abbie Ganatra, Esq.
       Dewey & LeBoeuf
       1301 Avenue of the Americas
       New York, NY 10019-6092